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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)*

Whole Foods Market, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

966837106

(CUSIP Number)

Jennifer Bellah Maguire Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071-3197 (213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2011

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966837106	Schedule 13D/A	Page 2 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,910,997 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,910,997 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,910,997 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

7.7% beneficial ownership of the voting stock based on the 179,500,346 shares of Common Stock outstanding as of November 18, 2011 as reported in the Issuer’s Form 10-K filed November 23, 2011

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D/A	Page 3 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,910,997 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,910,997 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,910,997 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

7.7% beneficial ownership of the voting stock based on the 179,500,346 shares of Common Stock outstanding as of November 18, 2011 as reported in the Issuer’s Form 10-K filed November 23, 2011

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D/A	Page 4 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Thyme Coinvest, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,910,997 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,910,997 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,910,997 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

7.7% beneficial ownership of the voting stock based on the 179,500,346 shares of Common Stock outstanding as of November 18, 2011 as reported in the Issuer’s Form 10-K filed November 23, 2011

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D/A	Page 5 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,910,997 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,910,997 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,910,997 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

7.7% beneficial ownership of the voting stock based on the 179,500,346 shares of Common Stock outstanding as of November 18, 2011 as reported in the Issuer’s Form 10-K filed November 23, 2011

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D/A	Page 6 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,910,997 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,910,997 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,910,997 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

7.7% beneficial ownership of the voting stock based on the 179,500,346 shares of Common Stock outstanding as of November 18, 2011 as reported in the Issuer’s Form 10-K filed November 23, 2011

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D/A	Page 7 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,910,997 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,910,997 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,910,997 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

7.7% beneficial ownership of the voting stock based on the 179,500,346 shares of Common Stock outstanding as of November 18, 2011 as reported in the Issuer’s Form 10-K filed November 23, 2011

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D/A	Page 8 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,910,997 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,910,997 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,910,997 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

7.7% beneficial ownership of the voting stock based on the 179,500,346 shares of Common Stock outstanding as of November 18, 2011 as reported in the Issuer’s Form 10-K filed November 23, 2011

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 966837106	Schedule 13D/A	Page 9 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,910,997 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,910,997 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,910,997 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

7.7% beneficial ownership of the voting stock based on the 179,500,346 shares of Common Stock outstanding as of November 18, 2011 as reported in the Issuer’s Form 10-K filed November 23, 2011

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 966837106	Schedule 13D/A	Page 10 of 15 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan A. Seiffer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,910,997 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,910,997 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,910,997 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

7.7% beneficial ownership of the voting stock based on the 179,500,346 shares of Common Stock outstanding as of November 18, 2011 as reported in the Issuer’s Form 10-K filed November 23, 2011

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 966837106	Schedule 13D/A	Page 11 of 15 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 10 to Schedule 13D (this “Amendment”) relates to shares of common stock, no par value (the “Common Stock”), of Whole Foods Market, Inc., a Texas corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 550 Bowie Street, Austin, Texas 78703.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

(a)	GEI V is the record owner of 10,621,075 shares of Common Stock as of the date of this statement. GEI Side V is the record owner of 3,185,980 shares of Common Stock as of the date of this statement. Thyme is the record owner of 102,802 shares of Common Stock as of the date of this statement. LGP is the record owner of 1,140 restricted shares of Common Stock as of the date of this statement. Please see Item 4 for a discussion of the restrictions on LGP’s shares.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION

On November 16, 2011, LGP was granted 1,140 restricted shares of Common Stock by the Issuer, for which the restriction lapses 33% per year over a period of 3 years, beginning on November 16, 2012. Of the 1,140 shares of restricted stock, 570 were granted in respect of Mr. Sokoloff’s service on the Issuer’s board of directors and the remaining 570 were granted in respect of Mr. Seiffer’s service on the Issuer’s board of directors. On November 30, 2011, the Reporting Persons sold an aggregate of 559,695 shares at a weighted average price per share of $68.0732 on the open market for total proceeds of $38,100,229.67, net of commissions. Specifically, GEI V sold 427,363 shares, GEI Side V sold 128,195 shares, and Thyme sold 4,137 shares. On December 1, 2011, the Reporting Persons sold an aggregate of 124,788 shares at a weighted average price per share of $67.9040 on the open market for total proceeds of $8,473,604.35, net of commissions. Specifically, GEI V sold 95,284 shares, GEI Side V sold 28,582 shares, and Thyme sold 922 shares.

Except as disclosed in this Item 4, none of GEI V, GEI Side V, Thyme nor any of the other Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

CUSIP No. 966837106	Schedule 13D/A	Page 12 of 15 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI V	0	13,910,997	13,910,997	7.7%
GEI Side V	0	13,910,997	13,910,997	7.7%
Thyme	0	13,910,997	13,910,997	7.7%
Jonathan D. Sokoloff	0	13,910,997	13,910,997	7.7%
Jonathan A. Seiffer	0	13,910,997	13,910,997	7.7%
Other Reporting Persons	0	13,910,997	13,910,997	7.7%

(c)	The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. Each day’s sales were effected in a series of open market transactions made on that day, and the price per share reported is the weighted average price per share with commissions deducted.

Reporting Person	Date of Transaction	Number of Shares Sold	Price per Share
GEI V	November 4, 2011	901,006	$68.6729
GEI Side V	November 4, 2011	270,273	$68.6729
Thyme	November 4, 2011	8,721	$68.6729
GEI V	November 7, 2011	429,734	$68.3382
GEI Side V	November 7, 2011	128,906	$68.3382
Thyme	November 7, 2011	4,160	$68.3382
GEI V	November 8, 2011	672,575	$68.5195
GEI Side V	November 8, 2011	201,751	$68.5195
Thyme	November 8, 2011	6,510	$68.5195
GEI V	November 30, 2011	427,363	$68.0732
GEI Side V	November 30, 2011	128,195	$68.0732
Thyme	November 30, 2011	4,137	$68.0732
GEI V	December 1, 2011	95,284	$67.9040
GEI Side V	December 1, 2011	28,582	$67.9040
Thyme	December 1, 2011	922	$67.9040

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 966837106	Schedule 13D/A	Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated as of December 6, 2011

Green Equity Investors V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

Green Equity Investors Side V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Title:	Manager

Thyme Coinvest, LLC
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Executive Vice President and Managing Partner

GEI Capital V, LLC

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

Green V Holdings, LLC

By:	/s/ Cody L. Franklin
Cody L. Franklin, as Attorney-in-Fact for
Name:	Jonathan D. Sokoloff
Title:	Manager

CUSIP No. 966837106	Schedule 13D/A	Page 14 of 15 Pages

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Title:	Executive Vice President and Managing Partner

LGP Management, Inc.

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Title:	Executive Vice President
and Managing Partner

By:	/s/ Cody L. Franklin
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff

By:	/s/ Cody L. Franklin
Cody L. Franklin, as Attorney-in-Fact for
Jonathan A. Seiffer

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner
Peter J. Nolan	Director, Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner
Michael Gennaro	Chief Operating Officer and Secretary
Cody L. Franklin	Chief Financial Officer and Assistant Secretary
Jonathan A. Seiffer	Senior Vice President
John M. Baumer	Senior Vice President
Timothy J. Flynn	Senior Vice President
James D. Halper	Senior Vice President
Michael J. Connolly	Senior Vice President
Todd M. Purdy	Senior Vice President
Michael S. Solomon	Senior Vice President
Usama N. Cortas	Principal
J. Kristofer Galashan	Principal
Alyse M. Wagner	Principal
Michael J. Kirton	Vice President
Oliver U. Nordlinger	Vice President
John J. Yoon	Vice President
Lily W. Chang	Vice President – Procurement
Lance J.T. Schumacher	Vice President – Tax